UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date March 22, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

RESULTS OF THE EXTRAORDINARY GENERAL MEETING
HELD ON 19 MARCH 2010

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) announces the results of the extraordinary general meeting of the Company (the “Meeting”) held in Shanghai, the People’s Republic of China (the “PRC”) on Friday, 19 March 2010.

Reference is made to the notice of the Meeting dated 28 January 2010 (the “Notice”). Terms defined in the Notice shall have the same meanings when used herein unless otherwise specified.

RESULTS OF THE MEETING

The Meeting was held at Meeting Centre, Shanghai International Hotel 上海國際機場賓館, 2550 Hongqiao Road, Shanghai, the PRC on Friday, 19 March 2010. Shareholders representing 8,365,996,272 shares of the Company were present, in person or by proxy, at the Meeting. The Meeting was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the Articles of Association. No shareholder of the Company was required to vote only against any of the resolutions proposed at the Meeting.

Each resolution proposed for approval at the Meeting was taken by poll. PricewaterhouseCoopers, the auditors of the Company were appointed as the scrutineer for the purpose of vote-taking at the Meeting. The poll results in respect of the resolutions proposed for approval at the Meeting were set out as follows:

Total number of shares represented by votes (Approximate % *)
ORDINARY RESOLUTIONS		For	Against

1.	THAT, to consider that Mr. Wu Xiaogen (吳曉根) (“Mr. Wu”) be elected as an independent non-executive director of the fifth session of the Board of the Company.	8,365,910,308 (99.999%)	80,000 (0.001%)

2.	THAT, to consider that Mr. Ji Weidong (季衛東) (“Mr. Ji”) be elected as an independent non-executive director of the fifth session of the Board of the Company.	8,365,910,308 (99.999%)	80,000 (0.001%)

*	The percentage of voting is based on the total number of shares held by shareholders present, in person or by proxy, at the Meeting and entitled to vote in respect of the relevant resolution.

Based on the above poll results, all of the ordinary resolutions were passed.

Note: The poll results were subject to scrutiny by PricewaterhouseCoopers, whose work limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

The biographical details of Mr. Wu are as follows:

Mr. Wu, aged 43, is the chief accountant of China First Heavy Industries (中國第一重型機械 集團公司) and holds the title of researcher. Mr. Wu was the assistant to general manager and the deputy general manager of the securities business department of China Jingu International Trust Investment Company Limited (中國金穀國際信託投資有限責任公司) from April 1998 to March 1999, the deputy general manager of the securities management department and the general manager of the institutional management department of China Technology International Trust Investment Company (中國科技國際信託投資公司) from March 1999 to July 2000, the head of the audit teaching and research unit and the vice president of the School of Accountancy of Central University of Finance and Economics (中央財經大學) from July 2000 to November 2004. He has been the chief accountant of China First Heavy Industries (中 國第一重型機械集團公司) since November 2004. Mr. Wu served as an independent director of Beijing AriTime Intelligent Control Co., Ltd. (北京金自天正智能控制股份有限公司) from 28 January 2003 to 28 January 2009, which is also a company listed on the Shanghai Stock Exchange. Mr. Wu graduated from the Department of Economics and Management of Central University of Finance and Economics (中央財經大學) in 1997 and obtained a doctoral degree in Economics.

Save as disclosed in the above, Mr. Wu has not held any directorship in public listed companies or other major appointment in the past 3 years preceding the date of this announcement nor has he any relationship with any directors, senior management or substantial or controlling shareholders of the Company.  As at the date of this announcement, Mr. Wu does not have, and is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the date of this announcement, there is no service contract between the Company and Mr. Wu in respect of the aforesaid appointment. The remuneration of Mr. Wu is determined at the general meeting of the Company according to their responsibilities with the Company and prevailing market conditions. The terms of services of Mr. Wu will be the same as the current session of the Board.

Save as disclosed in this announcement, the Board is not aware of any matters in relation to the appointment of Mr. Wu which are required to be disclosed pursuant to Rules 13.51(2) of the Listing Rules and any other matter that need to be brought to the attention of the shareholders of the Company.

The biographical details of Mr. Ji are as follows:

Mr. Ji, aged 52, is currently the dean and the professor of Koguan Law School of Shanghai Jiaotong University (上海交通大學), and an honorary professor of Kobe University, Japan. Mr. Ji graduated from the Department of Law of Peking University (北京大學) in 1983 and obtained a bachelor’s degree in law. Mr. Ji completed his master’s and doctoral degree courses at the graduate school of Kyoto University, Japan from April 1985 to March 1990. From September 1991 to July 1992, he was a visiting scholar at Stanford Law School, the USA. He obtained his doctoral degree in law from Kyoto University, Japan in January 1993. From April 1990 to September 1996, Mr. Ji was an associate professor at the School of Law of Kobe University, Japan. From October 1996 to March 2009, he was a professor at the School of Law of Kobe University, Japan. Since 2008, he has been the dean and professor of Koguan Law School of Shanghai Jiaotong University.

Save as disclosed in the above, Mr. Ji has not held any directorship in public listed companies or other major appointment in the past 3 years preceding the date of this announcement nor has he any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the date of this announcement, Mr. Ji does not have, and is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the date of this announcement, there is no service contract between the Company and Mr. Ji in respect of the aforesaid appointment. The remuneration of Mr. Ji is determined at the general meeting of the Company according to their responsibilities with the Company and prevailing market conditions. The terms of services of Mr. Ji will be the same as the current session of the Board.

Save as disclosed in this announcement, the Board is not aware of any matters in relation to the appointment of Mr. Ji which are required to be disclosed pursuant to Rules 13.51(2) of the Listing Rules and any other matter that need to be brought to the attention of the shareholders of the Company.

By order of the board of Directors
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Directors, as at the date of this announcement are:

Liu Shao Yong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(President, Director)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Wu Baiwang	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)
Wu Xiaogen	(Independent Non-executive Director)
Ji Weidong	(Independent Non-executive Director)

Shanghai, the PRC
19 March 2010